Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2025 SECOND QUARTER RESULTS

Gurugram, India and New York, October 23, 2024 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading travel service provider, today announced its unaudited interim financial and operating results for its fiscal second quarter ended September 30, 2024.

(in thousands)	For the three months ended September 30, 2023	For the three months ended September 30, 2024	YoY Change	YoY Change in constant currency(1)	For the six months ended September 30, 2023	For the six months ended September 30, 2024	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$168,690	$210,993	25.1%	26.5%	$365,421	$465,512	27.4%	29.0%
Air Ticketing	$48,597	$61,019	25.6%	27.1%	$94,475	$118,565	25.5%	27.1%
Hotels and Packages	$89,366	$103,198	15.5%	16.7%	$204,581	$250,044	22.2%	23.9%
Bus Ticketing	$19,789	$24,808	25.4%	26.6%	$44,716	$54,025	20.8%	22.5%
Others	$10,938	$21,968	100.8%	103.3%	$21,649	$42,878	98.1%	99.9%
Results from Operating Activities	$6,714	$26,112	288.9%		$25,846	$53,970	108.8%
Profit (loss) for the period	$2,000	$17,939	797.0%		$20,598	$38,985	89.3%
Financial Summary as per non-IFRS measures
Adjusted Margin(2)
Air Ticketing	$80,250	$96,029	19.7%	21.1%	$154,783	$185,138	19.6%	21.2%
Hotels and Packages	$75,659	$90,734	19.9%	21.4%	$161,227	$198,009	22.8%	24.5%
Bus Ticketing	$21,815	$27,108	24.3%	25.6%	$49,092	$59,464	21.1%	22.8%
Others	$10,984	$16,397	49.3%	51.0%	$21,903	$31,315	43.0%	44.8%
Adjusted Operating Profit(2)	$28,199	$37,467	32.9%		$58,338	$76,606	31.3%
Adjusted Net Profit(2)	$27,805	$40,687	46.3%		$61,393	$85,210	38.8%
Gross Bookings(3)	$1,839,700	$2,257,229	22.7%	24.3%	$3,827,189	$4,637,587	21.2%	22.9%

Notes:

(1)
Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable fiscal period in the prior fiscal year. This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.
(2)
This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.
(3)
From April 1, 2024, we have added a gross bookings category for our other transport services (comprising Car Bookings and Rail Ticketing) as these are emerging transport services.

Financial Highlights for Fiscal 2025 Second Quarter

(Year over Year (YoY) growth % is based on constant currency(1))

•
Gross Bookings(3) increased by 24.3% YoY in 2Q25 to $2,257.2 million.
•
Adjusted Margin(2) – Air Ticketing increased by 21.1% YoY in 2Q25 to $96.0 million.
•
Adjusted Margin(2) – Hotels and Packages increased by 21.4% YoY in 2Q25 to $90.7 million.
•
Adjusted Margin(2) – Bus Ticketing increased by 25.6% YoY in 2Q25 to $27.1 million.
•
Adjusted Margin(2) – Others increased by 51.0% YoY in 2Q25 to $16.4 million.
•
Adjusted Operating Profit(2) improved to $37.5 million in 2Q25 versus $28.2 million in 2Q24, reflecting an improvement of $9.3 million YoY.
•
Adjusted Net Profit(2) improved to $40.7 million in 2Q25 versus $27.8 million in 2Q24, reflecting an improvement of $12.9 million YoY.

Rajesh Magow, Group Chief Executive Officer, MakeMyTrip, commenting on the results, said,

“We are pleased to have achieved sustained growth in a seasonally slow quarter. Our unwavering focus on innovation, powered by advanced technology to deliver a differentiated customer experience, has been a key driver of this progress. We continue to be positive about the long-term outlook of India’s travel and tourism market and stay committed to further accelerating efforts to expand our supply partnerships and deepen engagement with our customers”

Fiscal 2025 Second Quarter Financial Results

Revenue. We generated revenue of $211.0 million in the quarter ended September 30, 2024, an increase of 25.1% (26.5% in constant currency(1)) over revenue of $168.7 million in the quarter ended September 30, 2023, primarily as a result of an increase of 25.6% (27.1% in constant currency) in revenue from our air ticketing business, an increase of 15.5% (16.7% in constant currency) in revenue from our hotels and packages business, an increase of 25.4% (26.6% in constant currency) in revenue from our bus ticketing business, and an increase of 100.8% (103.3% in constant currency) in revenue from our others business, each as further described below. The increase in revenue was primarily due to the robust travel demand in India for both domestic and international outbound travel in the quarter ended September 30, 2024 as compared to the quarter ended September 30, 2023.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. For more information on non-IFRS measures and segment profitability measures, see “About Key Performance Indicators and Non-IFRS Measures” and “Information About Reportable Segments” in our condensed consolidated interim financial statements included elsewhere in this release.

	For the three months ended September 30
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2023	2024	2023	2024	2023	2024	2023	2024
	(Amounts in USD thousands)
Revenue as per IFRS	48,597	61,019	89,366	103,198	19,789	24,808	10,938	21,968
Add: Customer inducement costs recorded as a reduction of revenue	31,653	35,010	26,567	31,444	2,026	2,300	46	290
Less: Service cost	—	—	40,274	43,908	—	—	—	5,861
Adjusted Margin(2)	80,250	96,029	75,659	90,734	21,815	27,108	10,984	16,397

Air Ticketing. Revenue from our air ticketing business increased by 25.6% (27.1% in constant currency) to $61.0 million in the quarter ended September 30, 2024, from $48.6 million in the quarter ended September 30, 2023. Our Adjusted Margin – Air ticketing increased by 19.7% (21.1% in constant currency) to $96.0 million in the quarter ended September 30, 2024, from $80.3 million in the quarter ended September 30, 2023. Adjusted Margin – Air ticketing includes customer inducement costs of $35.0 million in the quarter ended September 30, 2024 and $31.7 million in the quarter ended September 30, 2023, recorded as a reduction of revenue. The increase in revenue from our air ticketing business and Adjusted Margin – Air ticketing was primarily due to an increase in gross bookings of 18.8% (20.4% in constant currency) primarily driven by a 15.9% increase in the number of air ticketing flight segments year over year (excluding flight segments booked as a component of bookings for our Hotels and Packages segment), primarily due to the robust travel demand in India for both domestic and international outbound travel in the quarter ended September 30, 2024 as compared to the quarter ended September 30, 2023. Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of gross bookings) – Air ticketing remained unchanged at 6.8% in the quarter ended September 30, 2024 as compared to 6.8% in the quarter ended September 30, 2023.

Hotels and Packages. Revenue from our hotels and packages business increased by 15.5% (16.7% in constant currency) to $103.2 million in the quarter ended September 30, 2024, from $89.4 million in the quarter ended September 30, 2023. Our Adjusted Margin – Hotels and packages increased by 19.9% (21.4% in constant currency) to $90.7 million in the quarter ended September 30, 2024 from $75.7 million in the quarter ended September 30, 2023. Adjusted Margin – Hotels and packages includes customer inducement costs of $31.4 million in the quarter ended September 30, 2024 and $26.6 million in the quarter ended September 30, 2023, recorded as a reduction of revenue. The increase in revenue from our hotels and packages business and Adjusted Margin – Hotels and packages was primarily due to an increase in gross bookings by 19.6% (21.2% in constant currency) primarily driven by a 17.5% increase in the number of hotel-room nights in the quarter ended September 30, 2024 as compared to the quarter ended September 30, 2023, primarily due to the robust travel demand in India for both domestic and international outbound travel in the quarter ended September 30, 2024 as compared to the quarter ended September 30, 2023. Our Adjusted Margin % – Hotels and packages remained unchanged at 17.5% in the quarter ended September 30, 2024 as compared to 17.5% in the quarter ended September 30, 2023.

Bus Ticketing. Revenue from our bus ticketing business increased by 25.4% (26.6% in constant currency) to $24.8 million in the quarter ended September 30, 2024, from $19.8 million in the quarter ended September 30, 2023. Our Adjusted Margin – Bus ticketing increased by 24.3% (25.6% in constant currency) to $27.1 million in the quarter ended September 30, 2024 from $21.8 million in the quarter ended September 30, 2023. Adjusted Margin – Bus ticketing includes customer inducement costs of $2.3 million in the quarter ended September 30, 2024 and $2.0 million in the quarter ended September 30, 2023, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was primarily due to an increase in gross bookings by 19.9% (21.5% in constant currency) driven by a 21.4% increase in the number of bus tickets travelled year over year, primarily due to the robust travel demand in India in the quarter ended September 30, 2024 as compared to the quarter ended September 30, 2023. Our Adjusted Margin % – Bus ticketing increased marginally to 10.3% in the quarter ended September 30, 2024 as compared to 9.9% in the quarter ended September 30, 2023.

Others. Revenue from our others business increased by 100.8% (103.3% in constant currency) to $22.0 million in the quarter ended September 30, 2024, from $10.9 million in the quarter ended September 30, 2023. Our Adjusted Margin – Others increased by 49.3% (51.0% in constant currency) to $16.4 million in the quarter ended September 30, 2024 from $11.0 million in the quarter ended September 30, 2023. Adjusted Margin – Others includes customer inducement costs of $0.3 million in the quarter ended September 30, 2024 and $0.05 million in the quarter ended September 30, 2023, recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was due to an increase in other travel services and marketing alliances primarily due to the robust travel demand in India in the quarter ended September 30, 2024 as compared to the quarter ended September 30, 2023.

Other Income. Other income was $0.1 million in the quarter ended September 30, 2024 and $0.2 million in the quarter ended September 30, 2023.

Service Cost. Service cost increased by 23.6% to $49.8 million in the quarter ended September 30, 2024 from $40.3 million in the quarter ended September 30, 2023, primarily due to the robust travel demand particularly in our packages business in India and an increase of $5.9 million in service cost related to our car booking business in the quarter ended September 30, 2024 as compared to the quarter ended September 30, 2023.

Personnel Expenses. Personnel expenses increased by 12.5% to $39.4 million in the quarter ended September 30, 2024 from $35.0 million in the quarter ended September 30, 2023, primarily due to the annual wage increases effected in the quarter ended June 30, 2024.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 43.0% to $35.8 million in the quarter ended September 30, 2024 from $25.0 million in the quarter ended September 30, 2023, primarily due to an increase in variable costs and discretionary expenditures such as expenses on events and brand building initiatives in response to the robust travel demand in India in the quarter ended September 30, 2024 as compared to the quarter ended September 30, 2023. Additionally, we incurred customer inducement costs recorded as a reduction of revenue of $69.0 million in the quarter ended September 30, 2024 and $60.3 million in the quarter ended September 30, 2023. The details are as follows:

	For the three months ended September 30
	2023	2024
	(Amounts in USD thousands)
Marketing and sales promotion expenses	25,035	35,800
Customer inducement costs recorded as a reduction of revenue	60,292	69,044

Other Operating Expenses. Other operating expenses decreased by 3.2% to $53.4 million in the quarter ended September 30, 2024 from $55.1 million in the quarter ended September 30, 2023, primarily due a $10.0 million impairment provision towards non-financial assets (being amounts recoverable from Go Airlines (India) Limited) in the quarter ended September 30, 2023, partially offset by an increase in operating expenses, including distribution costs, payment gateway charges and outsourcing expenses linked to an increase in bookings in the quarter ended September 30, 2024 as compared to the quarter ended September 30, 2023.

Depreciation and Amortization . Our depreciation and amortization expenses were $6.7 million in the quarter ended September 30, 2024 and $6.7 million in the quarter ended September 30, 2023.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a profit of $26.1 million in the quarter ended September 30, 2024 as compared to a profit of $6.7 million in the quarter ended September 30, 2023. Our Adjusted Operating Profit was $37.5 million in the quarter ended September 30, 2024 as compared to $28.2 million in the quarter ended September 30, 2023. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance Costs. Our net finance cost was $0.5 million in the quarter ended September 30, 2024 as compared to $4.5 million in the quarter ended September 30, 2023, primarily due to an increase of $1.8 million in interest income on term deposits and further due to a decrease in unrealized foreign exchange losses resulting from translations of monetary assets and liabilities from Indian Rupees to U.S. dollars in the quarter ended September 30, 2024 as compared to the quarter ended September 30, 2023.

Income Tax Expense. Our income tax expense was $7.6 million in the quarter ended September 30, 2024 as compared to $0.2 million in the quarter ended September 30, 2023, primarily due to a reversal of deferred tax assets recognized in the quarter ended March 31, 2024.

Profit (Loss) for the Period. As a result of the foregoing factors, our profit for the quarter ended September 30, 2024 was $17.9 million as compared to $2.0 million in the quarter ended September 30, 2023. Our Adjusted Net Profit was $40.7 million in the quarter ended September 30, 2024, as compared to $27.8 million in the quarter ended September 30, 2023. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit (loss) for the period”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Earnings (Loss) per Share. As a result of the foregoing factors, diluted earnings per share was $0.16 for the quarter ended September 30, 2024 as compared to $0.02 in the quarter ended September 30, 2023. Our Adjusted Diluted Earnings per share was $0.36 in the quarter ended September 30, 2024 as compared to $0.25 in the quarter ended September 30, 2023. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings (loss) per share”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Liquidity. As at September 30, 2024, cash and cash equivalents and term deposits (including restricted cash and cash equivalents and term deposits of $8.2 million) on our balance sheet was $717.2 million.

Repurchases of Shares and Convertible Notes

The Company’s share repurchase plan, pursuant to which the Company can repurchase its ordinary shares at any price determined by its board of directors from time to time, remains effective until March 31, 2026. Furthermore, the board of directors has authorized the Company to repurchase its 2028 Notes from time to time through open market purchases, privately negotiated transactions with individual holders or otherwise, in accordance with applicable securities laws (including Rule 14e-5 of the U.S. Securities Exchange Act of 1934). The aggregate amount of ordinary shares and aggregate amount of 2028 Notes that may be repurchased by the Company pursuant to this existing program shall not exceed $136.0 million and the aggregate amount of ordinary shares that may be repurchased by the Company shall not exceed $60.0 million during each fiscal year. The price and timing of any such repurchases will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors as determined by the board of directors from time to time. There can be no assurance that we will execute any such repurchase pursuant to this existing program.

The Company repurchased 2,300 ordinary shares pursuant to the share repurchase plan during the second quarter of fiscal 2025, however there were no repurchases of 2028 Notes. As at September 30, 2024, we had remaining authority to repurchase an aggregate of up to $135.8 million of our outstanding ordinary shares and 2028 Notes.

Conference Call

MakeMyTrip will host a live Zoom webinar to discuss the Company’s results for the quarter ended September 30, 2024 beginning at 7:30 AM EDT or 5:00 PM IST on October 23, 2024 through the Company’s Investor Relations website at https://investors.makemytrip.com/. To participate, please use the following the link https://makemytrip.zoom.us/webinar/register/WN_QpqrSWjDQKmsOoVyiwF3aA to register for the live event. Registered participants will receive a confirmation email containing the Zoom access link and alternative phone dial-in details. A replay of the event will be available on the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, approximately two hours after the conclusion of the live event.

About Key Performance Indicators and Non-IFRS Measures

We refer to certain non-IFRS measures in various places within this release, including “Adjusted Operating Profit (Loss)”, “Adjusted Net Profit (Loss)”, “Adjusted Diluted Earnings (Loss) per Share” and constant currency results. Our key performance indicators are “Adjusted Margin” and “Adjusted Margin %” which are also non-IFRS measures referred to in various places within this release.

We evaluate our financial performance in each of our reportable segments based on our key performance indicators, Adjusted Margin and Adjusted Margin %, which are non-IFRS measures and segment profitability measures. Adjusted Margin represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where we act as the principal. Adjusted Margin % represents Adjusted Margin as a percentage of gross bookings.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a non-IFRS measure and a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a "gross" basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost.

We also refer to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) for the period and diluted earnings (loss) per share for the period, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation costs, amortization of acquired intangibles, impairment provision for non-financial assets, net change in financial liability relating to acquisitions, share of loss (profit) of equity-accounted investees, interest expense on financial liabilities measured at amortized cost, and income tax expense (benefit) for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share instead of results from operating activities, profit (loss) for the period and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, for example, share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expense allows investors to make additional comparisons between our operating results and those of other companies. In addition, reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.

Constant currency results are financial measures that are not prepared in accordance with IFRS and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior period. Because the impact of changing foreign currency exchange rates may not provide an accurate baseline for analyzing trends in our business, management believes percentage growth in constant currency is an important metric for evaluating our operations. Constant currency is a non-IFRS measure and it should not be considered as a substitute for measures prepared in accordance with IFRS.

We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Diluted Earnings (Loss) per Share, Adjusted Margin, Adjusted Margin % and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items and other items such as customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which we believe are representative of our operating results and provide useful information to investors and analysts. We believe that investors and analysts in our industry use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers.

However, the presentation of these non-IFRS measures and key performance indicators are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to”, “project”, “seek”, “should” or other similar expressions. Such statements include, among other things, quotations from management as well as the Company’s strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of the Company’s shares, the Company’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase the Company’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop the Company’s corporate travel business, damage to or failure of the Company’s infrastructure and technology, loss of services of the Company’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of the Company’s 20-F dated July 2, 2024, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India's leading travel group operating well-recognized travel brands including MakeMyTrip, Goibibo and redBus. Through our primary websites www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travellers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance, foreign exchange and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside of India, Indian Railways and all major Indian bus operators. For more information, visit https://www.makemytrip.com/about-us/company_profile.php

For more details, please contact:

Vipul Garg

Vice President - Investor Relations

MakeMyTrip Limited

Vipul.garg@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2024	As at September 30, 2024
Assets
Property, plant and equipment	25,895	25,888
Intangible assets and goodwill	613,386	604,597
Trade and other receivables	7,696	9,030
Investment in equity-accounted investees	2,022	1,924
Other investments	1,361	968
Term deposits	966	1,243
Non-current tax assets	22,071	26,524
Deferred tax assets, net	129,317	112,623
Other non-current assets	85	101
Total non-current assets	802,799	782,898
Inventories	218	818
Contract assets	253	6,438
Current tax assets	4,947	—
Trade and other receivables	91,950	133,326
Term deposits	279,722	314,059
Other current assets	153,123	139,875
Cash and cash equivalents	327,065	401,873
Total current assets	857,278	996,389
Total assets	1,660,077	1,779,287
Equity
Share capital	55	55
Share premium	2,161,217	2,191,276
Other components of equity	(29,899)	(42,695)
Accumulated deficit	(1,020,518)	(982,547)
Total equity attributable to owners of the Company	1,110,855	1,166,089
Non-controlling interests	5,563	5,666
Total equity	1,116,418	1,171,755
Liabilities
Loans and borrowings(#)	216,818	223,730
Employee benefits	11,662	13,488
Contract liabilities	408	231
Deferred tax liabilities, net	4,754	3,494
Other non-current liabilities	12,443	12,845
Total non-current liabilities	246,085	253,788
Loans and borrowings(#)	4,806	5,249
Trade and other payables	118,548	148,640
Contract liabilities	92,958	120,165
Other current liabilities	81,262	79,690
Total current liabilities	297,574	353,744
Total liabilities	543,659	607,532
Total equity and liabilities	1,660,077	1,779,287

# Loans and borrowings include lease liabilities amounting to $16.3 million as at September 30, 2024 (as at March 31, 2024: $16.7 million).

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended September 30		For the six months ended September 30
	2023	2024	2023	2024
Revenue
Air ticketing	48,597	61,019	94,475	118,565
Hotels and packages	89,366	103,198	204,581	250,044
Bus ticketing	19,789	24,808	44,716	54,025
Other revenue	10,938	21,968	21,649	42,878
Total revenue	168,690	210,993	365,421	465,512
Other income	207	142	529	192
Service cost
Procurement cost of hotels and packages services	40,274	43,908	99,872	122,562
Other cost of providing services	—	5,861	—	12,300
Personnel expenses	34,996	39,376	68,827	77,578
Marketing and sales promotion expenses	25,035	35,800	55,622	75,876
Other operating expenses	55,141	53,374	102,242	110,054
Depreciation and amortization	6,737	6,704	13,541	13,364
Results from operating activities	6,714	26,112	25,846	53,970
Finance income	5,459	7,283	9,920	14,497
Finance costs	9,940	7,771	14,994	13,310
Net finance income (costs)	(4,481)	(488)	(5,074)	1,187
Share of loss of equity-accounted investees	(49)	(74)	(1)	(89)
Profit (loss) before tax	2,184	25,550	20,771	55,068
Income tax expense*	(184)	(7,611)	(173)	(16,083)
Profit (loss) for the period	2,000	17,939	20,598	38,985
Other comprehensive income (loss), net of tax
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit liability	(369)	(466)	(369)	(466)
Equity instruments at fair value through other comprehensive income (FVOCI) - net change in fair value	—	—	—	(452)
	(369)	(466)	(369)	(918)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	(8,369)	(3,147)	(7,813)	(3,422)
Other comprehensive income (loss) for the period, net of tax	(8,738)	(3,613)	(8,182)	(4,340)
Total comprehensive income (loss) for the period	(6,738)	14,326	12,416	34,645
Profit (loss) attributable to:
Owners of the Company	2,071	17,853	20,529	38,883
Non-controlling interests	(71)	86	69	102
Profit (loss) for the period	2,000	17,939	20,598	38,985
Total comprehensive income (loss) attributable to:
Owners of the Company	(6,571)	14,268	12,433	34,573
Non-controlling interests	(167)	58	(17)	72
Total comprehensive income (loss) for the period	(6,738)	14,326	12,416	34,645
Earnings (loss) per share (in USD)
Basic	0.02	0.16	0.19	0.35
Diluted	0.02	0.16	0.18	0.34
Weighted average number of shares (including Class B Shares)
Basic	110,959,137	112,165,236	110,759,314	112,095,316
Diluted	112,474,404	114,725,904	112,213,985	114,609,805

* Income tax expense for the three months and six months ended September 30, 2024 primarily includes reversal of deferred tax assets recognized in the quarter ended March 31, 2024.

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital	Share Premium	Equity Component of Convertible Notes	Treasury Shares Reserve	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2024	55	2,161,217	31,122	—	368	116,884	(178,273)	(1,020,518)	1,110,855	5,563	1,116,418
Total comprehensive income (loss) for the period
Profit (loss) for the period	—	—	—	—	—	—	—	38,883	38,883	102	38,985
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(3,392)	—	(3,392)	(30)	(3,422)
Equity instruments at FVOCI - net change in fair value	—	—	—	—	(452)	—	—	—	(452)	—	(452)
Remeasurement of defined benefit liability	—	—	—	—	—	—	—	(466)	(466)	—	(466)
Total other comprehensive income (loss)	—	—	—	—	(452)	—	(3,392)	(466)	(4,310)	(30)	(4,340)
Total comprehensive income (loss) for the period	—	—	—	—	(452)	—	(3,392)	38,417	34,573	72	34,645
Transactions with owners of the Company
Contributions by owners
Share-based payment	—	—	—	—	—	17,711	—	—	17,711	31	17,742
Issue of ordinary shares on exercise of share based awards	*	30,059	—	—	—	(26,395)	—	—	3,664	—	3,664
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	—	(21)	—	21	—	—	—
Treasury shares acquired	—	—	—	(181)	—	—	—	—	(181)	—	(181)
Total contributions by owners	*	30,059	—	(181)	—	(8,705)	—	21	21,194	31	21,225
Changes in ownership interests
Change in fair value of financial liability for acquisition of non-controlling interests	—	—	—	—	—	—	(66)	(467)	(533)	—	(533)
Total changes in ownership interests in subsidiaries	—	—	—	—	—	—	(66)	(467)	(533)	—	(533)
Total transactions with owners of the Company	*	30,059	—	(181)	—	(8,705)	(66)	(446)	20,661	31	20,692
Balance as at September 30, 2024	55	2,191,276	31,122	(181)	(84)	108,179	(181,731)	(982,547)	1,166,089	5,666	1,171,755

*less than 1

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the six months ended September 30
	2023	2024
Profit (loss) for the period	20,598	38,985
Adjustments for non-cash items	45,061	45,428
Changes in working capital	(10,941)	23,549
Net cash generated from operating activities	54,718	107,962
Net cash used in investing activities	(30,643)	(28,778)
Net cash used in financing activities	(4,191)	(3,879)
Increase in cash and cash equivalents	19,884	75,305
Cash and cash equivalents at beginning of the period	284,018	327,065
Effect of exchange rate fluctuations on cash held	(295)	(497)
Cash and cash equivalents at end of the period	303,607	401,873

MAKEMYTRIP LIMITED

INFORMATION ABOUT REPORTABLE SEGMENTS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended September 30, 2024
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024
Consolidated Revenue	48,597	61,019	89,366	103,198	19,789	24,808	10,938	21,968	168,690	210,993
Add: Customer inducement costs recorded as a reduction of revenue*	31,653	35,010	26,567	31,444	2,026	2,300	46	290	60,292	69,044
Less: Service cost	—	—	40,274	43,908	—	—	—	5,861	40,274	49,769
Adjusted Margin	80,250	96,029	75,659	90,734	21,815	27,108	10,984	16,397	188,708	230,268
Other income									207	142
Personnel expenses									(34,996)	(39,376)
Marketing and sales promotion expenses									(25,035)	(35,800)
Customer inducement costs recorded as a reduction of revenue*									(60,292)	(69,044)
Other operating expenses									(55,141)	(53,374)
Depreciation and amortization									(6,737)	(6,704)
Finance income									5,459	7,283
Finance costs									(9,940)	(7,771)
Share of loss of equity-accounted investees									(49)	(74)
Profit before tax									2,184	25,550

	For the six months ended September 30, 2024
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024
Consolidated Revenue	94,475	118,565	204,581	250,044	44,716	54,025	21,649	42,878	365,421	465,512
Add: Customer inducement costs recorded as a reduction of revenue*	60,308	66,573	56,518	70,527	4,376	5,439	254	737	121,456	143,276
Less: Service cost	—	—	99,872	122,562	—	—	—	12,300	99,872	134,862
Adjusted Margin	154,783	185,138	161,227	198,009	49,092	59,464	21,903	31,315	387,005	473,926
Other income									529	192
Personnel expenses									(68,827)	(77,578)
Marketing and sales promotion expenses									(55,622)	(75,876)
Customer inducement costs recorded as a reduction of revenue*									(121,456)	(143,276)
Other operating expenses									(102,242)	(110,054)
Depreciation and amortization									(13,541)	(13,364)
Finance income									9,920	14,497
Finance costs									(14,994)	(13,310)
Share of loss of equity-accounted investees									(1)	(89)
Profit before tax									20,771	55,068

* For purposes of reporting to the Chief Operating Decision Maker (CODM), the segment profitability measure i.e. Adjusted Margin is arrived at by adding back certain customer inducement costs including customer incentives, customer acquisition cost and loyalty program costs, which are recorded as a reduction of revenue and reducing service cost.

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS

(Unaudited)

(Amounts in USD thousands, except per share data)

The following tables reconcile our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure) for the periods indicated:

	For the three months ended September 30
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2023	2024	2023	2024	2023	2024	2023	2024
Revenue as per IFRS	48,597	61,019	89,366	103,198	19,789	24,808	10,938	21,968
Add: Customer inducement costs recorded as a reduction of revenue	31,653	35,010	26,567	31,444	2,026	2,300	46	290
Less: Service cost	—	—	40,274	43,908	—	—	—	5,861
Adjusted Margin(2)	80,250	96,029	75,659	90,734	21,815	27,108	10,984	16,397

	For the six months ended September 30
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2023	2024	2023	2024	2023	2024	2023	2024
Revenue as per IFRS	94,475	118,565	204,581	250,044	44,716	54,025	21,649	42,878
Add: Customer inducement costs recorded as a reduction of revenue	60,308	66,573	56,518	70,527	4,376	5,439	254	737
Less: Service cost	—	—	99,872	122,562	—	—	—	12,300
Adjusted Margin(2)	154,783	185,138	161,227	198,009	49,092	59,464	21,903	31,315

The following table reconciles our results from operating activities (an IFRS measure) to Adjusted Operating Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended September 30		For the six months ended September 30
(Unaudited)	2023	2024	2023	2024
Results from operating activities as per IFRS	6,714	26,112	25,846	53,970
Add: Acquisition related intangibles amortization	3,000	2,869	6,135	5,750
Add: Employee share-based compensation costs	8,438	8,486	16,310	16,886
Add: Impairment provision for non-financial assets	10,047	—	10,047	—
Adjusted Operating Profit (Loss)	28,199	37,467	58,338	76,606

The following table reconciles our profit (loss) for the period (an IFRS measure) to Adjusted Net Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit (Loss)	For the three months ended September 30		For the six months ended September 30
(Unaudited)	2023	2024	2023	2024
Profit (Loss) for the period as per IFRS	2,000	17,939	20,598	38,985
Add: Acquisition related intangibles amortization	3,000	2,869	6,135	5,750
Add: Employee share-based compensation costs	8,438	8,486	16,310	16,886
Add: Impairment provision for non-financial assets	10,047	—	10,047	—
Add: Interest expense on financial liabilities measured at amortized cost	3,979	3,708	7,914	7,417
Add: Income tax expense	184	7,611	173	16,083
Add: Net change in value of financial liability in business combination	108	—	215	—
Add: Share of loss of equity-accounted investees	49	74	1	89
Adjusted Net Profit (Loss)	27,805	40,687	61,393	85,210

The following table reconciles our diluted earnings (loss) per share for the period (an IFRS measure) to Adjusted Diluted Earnings (Loss) per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended September 30		For the six months ended September 30
(Unaudited)	2023	2024	2023	2024
Diluted Earnings (Loss) per share for the period as per IFRS	0.02	0.16	0.18	0.34
Add: Acquisition related intangibles amortization	0.03	0.03	0.06	0.05
Add: Employee share-based compensation costs	0.07	0.07	0.15	0.15
Add: Impairment provision for non-financial assets	0.09	—	0.09	—
Add: Interest expense on financial liabilities measured at amortised cost	0.04	0.03	0.07	0.06
Add: Income tax expense	*	0.07	*	0.14
Add: Net change in value of financial liability in business combination	*	—	*	—
Add: Share of loss of equity-accounted investees	*	*	*	*
Adjusted Diluted Earnings (Loss) per share	0.25	0.36	0.55	0.74

* Less than $0.01.

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported amount and constant currency(1) amount:

(Unaudited)	For the three months ended September 30, 2024
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Amount	61,019	103,198	24,808	21,968	210,993	96,029	90,734	27,108	16,397
Impact of Foreign Currency Translation	728	1,132	254	263	2,377	1,123	1,151	287	191
Constant Currency Amount	61,747	104,330	25,062	22,231	213,370	97,152	91,885	27,395	16,588

(Unaudited)	For the six months ended September 30, 2024
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Amount	118,565	250,044	54,025	42,878	465,512	185,138	198,009	59,464	31,315
Impact of Foreign Currency Translation	1,556	3,351	746	399	6,052	2,387	2,734	824	409
Constant Currency Amount	120,121	253,395	54,771	43,277	471,564	187,525	200,743	60,288	31,724

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported growth and constant currency(1) growth:

(Unaudited)	For the three months ended September 30, 2024
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	25.6%	15.5%	25.4%	100.8%	25.1%	19.7%	19.9%	24.3%	49.3%
Impact of Foreign Currency Translation	1.5%	1.2%	1.2%	2.5%	1.4%	1.4%	1.5%	1.3%	1.7%
Constant Currency Growth	27.1%	16.7%	26.6%	103.3%	26.5%	21.1%	21.4%	25.6%	51.0%

(Unaudited)	For the six months ended September 30, 2024
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	25.5%	22.2%	20.8%	98.1%	27.4%	19.6%	22.8%	21.1%	43.0%
Impact of Foreign Currency Translation	1.6%	1.7%	1.7%	1.8%	1.6%	1.6%	1.7%	1.7%	1.8%
Constant Currency Growth	27.1%	23.9%	22.5%	99.9%	29.0%	21.2%	24.5%	22.8%	44.8%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA

(Unaudited)

	For the three months ended September 30, 2024		For the six months ended September 30, 2024
	2023	2024	2023	2024
	(in thousands, except percentages)
Unit Metrics
Air Ticketing – Flight segments(1)	13,068	15,105	25,861	29,261
Hotels and Packages – Room nights	7,238	8,504	15,114	17,612
Standalone Hotels – Online(2) – Room nights	7,085	8,341	14,695	17,171
Bus Ticketing – Travelled tickets	19,403	23,558	41,626	50,116

Adjusted Margin
Air Ticketing(3)	$80,250	$96,029	$154,783	$185,138
Hotels and Packages	75,659	90,734	161,227	198,009
Bus Ticketing	21,815	27,108	49,092	59,464
Others	10,984	16,397	21,903	31,315

Gross Bookings
Air Ticketing(3)	$1,187,567	$1,410,958	$2,400,285	$2,808,028
Hotels and Packages	432,425	517,218	930,412	1,128,549
Bus Ticketing	219,708	263,459	496,492	579,432
Other Transport Services(4)	—	65,594	—	121,578
	$1,839,700	$2,257,229	$3,827,189	$4,637,587

Adjusted Margin %
Air Ticketing(3)	6.8%	6.8%	6.4%	6.6%
Hotels and Packages	17.5%	17.5%	17.3%	17.5%
Bus Ticketing	9.9%	10.3%	9.9%	10.3%

Notes:

(1)
“Flight segments” means a flight between two cities, including flights booked as part of a longer itinerary or a package, and is reported net of cancellations.
(2)
“Standalone Hotels – Online” refer to Standalone Hotels booked on desktops, laptops, mobiles and other online platforms. Hotels and Packages – Room nights includes Standalone Hotels – Online – Room nights and is reported net of cancellations.
(3)
Excludes flight segments booked as a component of bookings for our Hotels and Packages segment.
(4)
From April 1, 2024, we have added a gross bookings category for our other transport services (comprising Car Bookings and Rail Ticketing) as these are emerging transport services.